FEE REDUCTION AGREEMENT

	AGREEMENT made as of this 1st day of November 2016, between Eaton Vance Mutual Funds Trust (the "Trust") on behalf of Parametric Dividend Income Fund (the "Fund") and Eaton
Vance Management (the "Adviser").

	WHEREAS, the Trust on behalf of the Fund has entered into an Investment Advisory and Administrative Agreement (the "Advisory Agreement") with the Adviser, which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

       WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of November 1, 2016; and

       WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

	NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby jointly and severally agree as follows:

1.	For so long as the Advisory Agreement shall remain in
effect, notwithstanding any provisions of the Advisory
Agreement to the contrary, the Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended
upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the
"Independent Trustees") and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent
Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

3.	For purposes of this Agreement the term "vote of a
majority of the outstanding voting securities of the Fund" shall mean the vote, at a meeting of shareholders, of the lesser of (i) 67 per centum or more of the shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Fund.

4.	This instrument is executed under seal and shall be
governed by Massachusetts law.




IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

						EATON
VANCE MUTUAL FUNDS TRUST
(on
behalf of
Parametr
ic
Dividend
Income
Fund)


						By:
	/s/ Maureen A. Gemma

	Maureen A. Gemma

	Vice President

	EATON
VANCE
MANAG
EMENT


						By:
	/s/ Deidre E. Walsh

	Deidre E. Walsh

	Vice President




Exhibit A

ADVISORY FEE REDUCTION SCHEDULE
Parametric Dividend Income Fund
(Effective as of November 1, 2016)


The Adviser's asset-based advisory fee is reduced and computed as follows:

Average Daily Net Assets for the Month	Annual Fee Rate
    					(for each level)
up to $1 billion			0.3000%
$1 billion but less than $2.5 billion	0.2875%
$2.5 billion but less than $5 billion	0.2750%
$5 billion and over			0.2675%